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                                 THE SCHWABFUNDS
                       CODE OF BUSINESS CONDUCT AND ETHICS
              FOR PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL OFFICERS

                                   OUR VISION

Provide shareholders with the most useful and ethical Mutual Funds in the world.

                                   OUR VALUES

         Be fair, empathetic and responsive in serving our shareholders.
          Strive relentlessly to innovate what we do and how we do it.
              Always earn and be worthy of our shareholders' trust.

                                SHAREHOLDER VALUE

  The SchwabFunds' Principal Executive Officer and Principal Financial Officer
   and any other officers who serve a similar function shall endeavor to act in the best interests of the SchwabFunds and their shareholders.

INTRODUCTION

The SchwabFunds Code of Business Conduct and Ethics ("Code") covers all of the investment companies within the SchwabFunds' complex. This Code applies to the SchwabFunds' Principal Executive Officer and Principal Financial Officer and any other officers who serve a similar function (each an "Officer").

The SchwabFunds are committed to the highest standards of ethical conduct in the fulfillment of our Vision and Values. We are proud of our long-standing reputation for integrity and honesty that strengthens our Vision to provide our shareholders with the most useful and ethical mutual funds in the world. This reputation is not just a source of competitive advantage in the financial services industry; it is fundamental to the way we do business.

This Code provides guidance on how you, as an Officer, uphold these ethical standards. It applies to your service to the SchwabFunds.

The Code consists of an outline of policies regarding conduct in several key areas: ethical behavior and legal compliance, conflicts of interest, confidentiality and business practices. You are responsible for reviewing the Code and for acting in compliance with the Code in your daily activities.

The Code is not exhaustive; it provides guidance for carrying out your responsibilities on behalf of the SchwabFunds and observing the highest standards of ethical conduct. Because the Code does not address every possible situation that may arise, you are responsible for exercising good judgment, applying ethical principles, and raising questions when in doubt. Your integrity and good judgment enhance the SchwabFunds' brand, build the SchwabFunds' reputation, and are the foundation of trust for our shareholder and business relationships.

GENERAL SCHWABFUNDS AND PERSONAL STANDARDS OF CONDUCT

As an Officer you have a responsibility to act in a manner in which you earn the public's trust and confidence. Your conduct is guided by our values, which are to:

      -     Be fair, empathetic and responsive in serving our shareholders.

      -     Strive relentlessly to innovate what we do and how we do it.

      -     Always earn and be worthy of our shareholders' trust.

                                      -1-
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SCHWABFUNDS CONDUCT

The following general principles guide our SchwabFunds conduct:

      - You will act in accordance with applicable laws and regulations and will not tolerate behavior that is otherwise.

      - You will make public disclosures as required by law and regulation and as deemed appropriate to enable reasonable evaluation of the SchwabFunds.

      -     You will strive to provide an equitable return for our investors.

      - You will provide products and services designed to help shareholders achieve their financial goals.

      -     You will conduct business fairly, in open competition.

INDIVIDUAL CONDUCT

The following general principles guide your individual conduct:

      - You will not take any action that will violate any applicable law or regulation.

      -     You will adhere to the highest standards of ethical conduct.

      - You will maintain the confidentiality of all information you obtain in the course of your employment.

      - You will escalate issues which you reasonably believe may place the SchwabFunds at risk, and report any behavior you reasonably believe is wrong.

      - You will not abuse or take the SchwabFunds' assets or use them for your personal gain.

      - You will not engage in any activities that create a conflict of interest (as defined below) between you and the SchwabFunds.

      - You will comport yourself publicly in a manner that does not bring discredit on the SchwabFunds.

      -     You will deal fairly with shareholders, colleagues and others.

      -     You will comply with this Code.

You have personal responsibility to conduct the SchwabFunds' business in a manner consistent with these principles, and you cannot avoid this responsibility by contrary instructions from a supervisor or by turning a blind eye. Many of these principles are explained in more detail below and in the SchwabFunds' other polices and procedures. If you have questions on any of them, you should consult with the Chief Legal Officer of the SchwabFunds or the Chief Compliance Officer of Charles Schwab Investment Management, Inc. ("CSIM").

ETHICAL BEHAVIOR

Your decisions and behavior have far-reaching implications. Standards of ethical and professional conduct reflect on the individual, on the SchwabFunds brand, and on the investment industry as a whole. A strong personal sense of ethics should always play a significant role in guiding you towards a proper course of action.

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COMPLIANCE WITH LAWS, RULES, REGULATIONS AND POLICIES

The foundation of the SchwabFunds' ethical standards is compliance with the letter and spirit of the law. You must respect and obey all of the laws, rules and regulations applicable to our business, including among others, securities and other federal, state and local laws. You are responsible for being familiar and complying with the SchwabFunds' policies and procedures. Although you are not expected to know the details of each law governing our business, you are expected to be familiar with and comply with the SchwabFunds' policies and procedures and, when in doubt, to seek advice from the Chief Legal Officer or Chief Compliance Officer as outlined in this Code.

CONSEQUENCES FOR FAILURE TO COMPLY AND REPORTING CERTAIN CONDUCT

You can be subject to discipline up to and including termination of employment if you violate this Code. If you know of, or reasonably believe there is, a violation of applicable laws or this Code, you must report that information immediately to the Chief Legal Officer. You should not conduct preliminary investigations, unless authorized to do so by the Chief Legal Officer. Anyone who in good faith raises an issue regarding a possible violation of law regulation or SchwabFunds policy or any suspected illegal or unethical behavior will be protected from retaliation.

CONFLICTS OF INTEREST

To maintain the highest ethical standards in conducting our business, it is important that you do not place yourself in a position that would cloud your judgment in carrying out the business affairs of the SchwabFunds. A "conflict of interest" occurs when your private interest interferes in any way -- or even appears to interfere -- with the interests of the SchwabFunds. You have a duty to report any material transaction or relationship that reasonably could be expected to be or to create a conflict of interest with the SchwabFunds. If you have any questions regarding what might constitute a conflict of interest, or to report any transaction or relationship that you believe has occurred or may occur that might constitute a conflict of interest, contact the Chief Legal Officer or Chief Compliance Officer.

Certain conflicts of interest arise out of the relationships between Officers and the SchwabFunds and already are subject to conflict of interest provisions in the Investment Company Act of 1940 ("Investment Company Act") and the Investment Advisers Act of 1940 ("Investment Advisers Act"). For example, Officers may not individually engage in certain transactions (such as the purchase or sale of securities or other property) with the SchwabFunds because of their status as "affiliated persons" of the SchwabFunds. The SchwabFunds' and CSIM's compliance programs and procedures are designed to prevent, or identify and correct, violations of these provisions. This Code does not, and is not intended to, repeat or replace these programs and procedures, and such conflicts fall outside of the parameters of this Code.

Although typically not presenting an opportunity for improper personal benefit, conflicts arise from, or as a result of, the contractual relationship between the SchwabFunds and CSIM. Each Officer may also be an officer or employee of CSIM or Schwab. As a result, this Code recognizes that the Officers will, in the normal course of their duties (whether formally for the SchwabFunds or for CSIM, or for both), be involved in establishing policies and implementing decisions that will have different effects on CSIM and the SchwabFunds. The participation of the Officers in such activities is inherent in the contractual relationship between the SchwabFunds and CSIM and is consistent with the performance by the Officers of their duties as officers of the SchwabFunds. Thus, if performed in conformity with the provisions of the Investment Company Act and the Investment Advisers Act, such activities will be deemed to have been handled ethically. In addition, it is recognized by the Trustees that the Officers may also be officers or employees of one or more other investment companies covered by this or other codes.

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INSIDE INFORMATION

It is unlawful to trade in the securities of any SchwabFunds on the basis of material nonpublic (or inside) information or to disclose such information to others who may profit from it. Generally, material information is any information that an investor would likely consider important in deciding whether to buy, sell or hold securities or that could affect the market price of the securities. Examples include actual or estimated financial results or change in dividends; significant discoveries or product developments; possible mergers, acquisitions or divestitures; major changes in business strategies; obtaining or losing significant contracts; and threatened major litigation or related developments. Do not disclose inside information to anyone except those who have a need to know it in order to fulfill their responsibilities for the SchwabFunds and in accordance with SchwabFunds policy. If you have or receive information and are unsure whether it is within the definition of inside information or whether its release might be contrary to a fiduciary or other obligation, contact the Chief Legal Officer prior to disclosing any such information.

ACCEPTANCE OF GIFTS OR ENTERTAINMENT

The acceptance of gifts or excessive entertainment from shareholders, vendors, suppliers, competitors or other employees must not constitute a conflict of interest or create the appearance of impropriety. You may accept small gifts and entertainment that are worth less than the amount Charles Schwab Corporation policy sets as a limit, but you must be personally satisfied that the gift or entertainment is not intended to influence your judgment or the performance of your duties. If you have any questions regarding the appropriateness of a gift, you must obtain approval from the Chief Compliance Officer before accepting it.

CONFIDENTIALITY OF INFORMATION

As mutual funds, we have particular responsibilities for safeguarding the information of our shareholders and the proprietary information of the SchwabFunds. You should be mindful of this obligation when you use the telephone, fax, telex, electronic mail, and other electronic means of storing and transmitting information. You should not discuss confidential information in public areas where it can be overheard, read confidential documents in public places, nor leave or discard confidential documents where they can be retrieved by others.

CONFIDENTIALITY OF SHAREHOLDER INFORMATION

Information concerning the identity of SchwabFunds' underlying shareholders and their transactions and accounts is confidential. Such information may not be disclosed to persons working on behalf of the SchwabFunds except as they may need to know it in order to fulfill their responsibilities to the SchwabFunds. You may not disclose such information to anyone or any firm outside the SchwabFunds unless (i) the outside firm needs to know the information in order to perform services for the SchwabFunds and is bound to maintain its confidentiality; (ii) when the shareholder has consented or been given an opportunity to request that the information not be shared; (iii) as required by law; or (iv) as authorized by the Chief Legal Officer or Chief Compliance Officer.

Information regarding shareholder or SchwabFunds transactions must not be used in any way to influence trades in personal accounts or in the accounts of other shareholders, including those of other employees, officers and directors. Trading ahead of shareholder or SchwabFunds transactions is known as frontrunning and is prohibited. Following shareholder or SchwabFunds transactions with your trading activity is known as piggybacking or shadowing and is likewise prohibited. If you reasonably believe improper trading in personal, shareholder or SchwabFunds accounts has occurred, you must report such conduct to the Chief Legal Officer.

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PRIVACY

The SchwabFunds is committed to safeguarding its customers' privacy. We do not sell any personally identifiable customer information. Sharing of such information with third parties is limited to situations related to the processing and servicing of customer accounts, and to specifically delineated exceptions in the federal privacy law. We share information with our affiliates as allowed by federal law. You must be familiar with the procedural and systemic safeguards we maintain to protect this information and report any breaches of these safeguards to the Chief Legal Officer or Chief Compliance Officer.

PROPRIETARY INFORMATION OF THE SCHWABFUNDS

You have the responsibility to safeguard the SchwabFunds' proprietary information. Proprietary information includes intellectual property (copyrights, trademarks or patents or trade secrets), particular know-how (business or organizational designs, or business, marketing or service plans or ideas) and sensitive information about the SchwabFunds (databases, records, salary information or unpublished financial reports). If you have any questions about what constitutes proprietary information, or if you believe such information has been compromised, contact the Chief Legal Officer.

PROTECTION AND USE OF SCHWABFUNDS ASSETS

You are obligated to protect the SchwabFunds' assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the SchwabFunds. SchwabFunds equipment should not be used for non-SchwabFunds business, though incidental personal use may be permitted. Breaches of this obligation must be reported to the Chief Legal Officer.

NON-RETALIATION

It is your obligation to report issues regarding possible violations of business regulations or this Code when you suspect in good faith that a violation may have or might occur. No Officer will be retaliated against for making a good faith complaint or bringing inappropriate conduct to the SchwabFunds' attention, for assisting another Officer in making a good faith report, for cooperating in an investigation, or for filing an administrative claim with a state or federal governmental agency. Any employee who engages in retaliatory conduct in violation of our policies will be subject to disciplinary action, up to and including termination of employment. If you reasonably believe retaliatory conduct has occurred, you must report such conduct to the Chief Legal Officer.

BUSINESS PRACTICES

It is your obligation to report issues regarding possible violations of business regulations or this Code when you suspect in good faith that a violation may have or might occur. As a financial institution, it is imperative that we operate with efficiency, and the highest business standards and that we maintain and provide accurate information.

FINANCIAL DISCLOSURES

The SchwabFunds are committed to providing full, fair, accurate, timely and understandable disclosure in reports and documents that the SchwabFunds file with, or submit to, the Securities and Exchange Commission and other regulatory agencies and in other public communications made by the SchwabFunds. You are required to comply with SchwabFunds policies and procedures to provide such full, fair, accurate, timely and understandable disclosure. If you have any questions about your duties in supporting the SchwabFunds' financial reporting processes, contact the Chief Legal Officer or Chief Compliance Officer.

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CONDUCT OF AUDITS

Neither you nor any other person acting under your direction shall directly or indirectly take any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified public accountant engaged in the performance of an audit or review of the SchwabFunds' financial statements.

Types of conduct that constitute improper influence include, but are not limited to, directly or indirectly:

      - Offering or paying bribes or other financial incentives, including offering future employment or contracts for non-audit services;

      -     Providing an auditor with inaccurate or misleading legal analysis;

      - Threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to the issuer's accounting;

      - Seeking to have a partner removed from the audit engagement because the partner objects to the SchwabFunds' accounting;

      -     Blackmailing; and

      -     Making physical threats.

If you reasonably believe improper influence has occurred, you must report such conduct to the Chief Legal Officer or the Chief Compliance Officer.

RECORD-KEEPING

We require honest and accurate recording and reporting of information to maintain the integrity of our business records and to make responsible business decisions. The SchwabFunds' books, records and accounts must (i) accurately reflect all transactions of the SchwabFunds and all other events that are subject of a specific regulatory record-keeping requirement; (ii) be maintained in reasonable detail; and (iii) conform both to applicable legal requirements and to the SchwabFunds' system of internal controls. Unrecorded or "off the books" funds or assets are prohibited unless permitted by applicable law or regulation. Business records must not contain exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies. This applies equally to e-mail, internal memoranda, formal reports, and all other forms of business records. You must be familiar with the SchwabFunds' record retention policies and always retain or destroy records according to them. In the event of litigation, governmental investigation or the threat of such action, you should consult the Chief Legal Officer or the Chief Compliance Officer regarding record retention.

SALES PRACTICES

If you transact business for shareholders, you are required to know and observe the SchwabFunds' specific policies and procedures for shareholder sales and transactions, such as the content and use of sales materials, documentation for transactions, quotations and suitability. Likewise, if you transact business with third parties (such as vendors or suppliers), you will be required to know and observe the SchwabFunds' policies and procedures for such transactions, such as marketing policies, procedures for performing due diligence on third parties, and obtaining proper authorizations for any agreements. You must be familiar with any enumerated policies and procedures governing your sales activities and use good judgment in complying with them. You must seek advice from the Chief Legal Officer or the Chief Compliance Officer if you have any questions.

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COMPETITION AND FAIR DEALING

We operate our business fairly and honestly. We seek competitive advantage through performance and dedication to our Vision and Values and never through unethical or illegal business practices. It is our policy to comply with anti-trust laws. These laws are complex and not easily summarized but at a minimum require that there be no agreement or understanding between the SchwabFunds and their competitors that affect prices, terms or conditions of sale or that unreasonably restrain full and fair competition. You must always respect the rights of and deal fairly with the SchwabFunds' shareholders and competitors. You must never take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice. If you have any question about what constitutes an unfair business practice, you should consult the Chief Legal Officer.

PROHIBITION OF BRIBERY AND KICKBACKS

Our policies prohibit bribery or kickbacks of any kind and to anyone in the conduct of our business. The U.S. government has a number of laws and regulations applicable specifically to business gratuities that may be accepted by U.S. and foreign government personnel. The promise, offer or delivery to an official or employee of the U.S. government or an official, employee or candidate of a foreign government of a gift, favor, payment or other gratuity in violation of these rules would not only violate SchwabFunds policy but could also be a criminal offense. Similarly, federal law, as well as the laws of many states, prohibits engaging in "commercial bribery." Commercial bribery involves soliciting, demanding or agreeing to accept anything of value from any person intending to influence or be rewarded in connection with any business or transaction, and prohibits all such behavior, for example, with respect to vendors, competitors, shareholders, and government employees. If you have any questions or need any guidance, you should contact the Chief Legal Officer.

COMPLIANCE PROCEDURES

We will work together to ensure compliance with the Code and to take prompt action in response to reported violations of the Code.

SEEKING GUIDANCE

If you are unsure of what to do in any situation, seek guidance before you act. Use the SchwabFunds resources, including the Chief Legal Officer or the Chief Compliance Officer. If you feel that it is not appropriate to discuss a matter with the Chief Legal Officer or the Chief Compliance Officer, you may contact the Ombudsperson for the Charles Schwab Corporation. Remember that you must report all incidents of misconduct, and you may do so without fear of retaliation. If you have violated the Code, however, making a report will not protect you from the consequences of your actions.

REPORTING CONDUCT THAT MAY BE IN VIOLATION OF THE CODE

You must report conduct that you believe to be in violation of the Code, SchwabFunds policy, law or regulation. Reports should be escalated in the following manner:

      - If you have a reasonable belief that a violation has occurred, or may occur, you must report the conduct to the Chief Legal Officer.

      - The Chief Legal Officer will take all appropriate action to investigate any potential violation reported to the Chief Legal Officer and will notify counsel for SchwabFunds independent Trustees ("Trustees") and counsel for the SchwabFunds of the substance of the potential violation.

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      -     If after investigation, the Chief Legal Officer reasonably believes that no violation has occurred, the Chief Legal Officer is not required to take any further action.

      - Any matter that the Chief Legal Officer believes is a violation will be reported to the Trustees.

      - If the Trustees concur that a violation has occurred, the Trustees will consider appropriate action, which may include review of, and appropriate modification to, applicable policies and procedures; notification to appropriate personnel of CSIM or its board; notification to appropriate personnel of the Charles Schwab Corporation or its board; or a recommendation to dismiss the Officer.

ROLES IN OBSERVING COMPLIANCE

As Officer of the SchwabFunds, you have a role in observing compliance with the Code. In general, that includes:

Role of Officers

      - Read and be familiar with conduct rules outlined in this Code and periodically review them.

      - Affirm in writing to the Trustees that the Officer has received, read and understands the Code.

      - Annually affirm to the Trustees that the Officer has complied with the requirements of the Code.

      - Comply with the conduct standards outlined in this Code in all dealings and actions, including those with shareholders, the public and vendors.

      - Report in a timely manner to the Chief Legal Officer any conduct that may constitute a violation of the Code, SchwabFunds policies, or laws, rules and regulations.

      - Raise questions or concerns about conduct issues with your supervisor, the Chief Legal Officer or Chief Compliance Officer, and seek advice when in doubt.

      - Cooperate with management during fact-finding investigations and comply with any confidentiality rules imposed.

Role of Trustees

      -     Review the Code annually and recommend any changes.

      -     Review the Officer reports of compliance with the Code.

INTERPRETATION OF CODE AND WAIVERS OF THE CODE

The Chief Legal Officer is responsible for applying the Code to specific situations in which questions are presented under it and has the authority to interpret the Code in any particular situation. However, waivers of the Code may be made only by the Trustees and will be promptly disclosed publicly as required by law.

AMENDMENTS

This Code may not be amended except in written form, which is specifically approved or ratified by a majority of the Trustees including a majority of the independent Trustees. Any amendments will, to the extent required, be disclosed in accordance with law.

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OTHER POLICIES AND PROCEDURES

This Code constitutes the sole code of ethics adopted by the SchwabFunds for purposes of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules and forms applicable to registered investment companies thereunder. Insofar as other policies or procedures of the SchwabFunds, CSIM, Charles Schwab & Co., Charles Schwab Corporation or other SchwabFunds service providers govern or purport to govern the behavior or activities of an Officer who is subject to this Code, they are superseded by this Code to the extent that they conflict with the provisions of this Code. CSIM's code of ethics under Rule 17j-1 pursuant to the Investment Company Act of 1940 and CSIM's, Charles Schwab & Co.'s, and the Charles Schwab Corporation's policies and procedures set forth in their respective compliance manuals and elsewhere are separate requirements applying to the Officers and are not part of this Code.

CONFIDENTIALITY

All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Trustees, CSIM, the Charles Schwab Corporation and their respective counsel.

INTERNAL USE

This Code is intended for internal use by the SchwabFunds and does not constitute an admission, by or on behalf of any SchwabFunds, as to any fact, circumstance, or legal conclusion.

CONTACTS

If you have further questions about the Code, or about its applicability with respect to a particular matter, please contact the Chief Legal Officer or Chief Compliance Officer. If you feel that it is not appropriate to discuss a matter with Chief Legal Officer or the Chief Compliance Officer, you may contact the Ombudsperson.

CHIEF LEGAL OFFICER:
Koji Felton 415-667-3461

CHIEF COMPLIANCE OFFICER:
Randy Fillmore 415-636-3680

CHARLES SCHWAB CORPORATION OMBUDSPERSON:
Sam Scott Miller, Esq. 212-506-5130
Orrick Herrington & Sutcliffe LLP

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